SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

VIACOM INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

92553P102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553P102	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAI Entertainment Holdings LLC I.R.S. Identification No. 27-3448875
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,329,561
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,329,561
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,329,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92553P102	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAI Asset Holdings LLC I.R.S. Identification No. 47-3506622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,715,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,715,815
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,715,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92553P102	SCHEDULE 13G	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) National Amusements, Inc. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,442,332*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,442,332*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,442,332*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO
* Includes shares owned by NAI Entertainment Holdings LLC and shares owned by NAI Asset Holdings LLC.

CUSIP No. 92553P102	SCHEDULE 13G	Page 5 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumner M. Redstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,442,372*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,442,372*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,442,372*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN
* Includes shares owned by NAI Entertainment Holdings LLC, shares owned by NAI Asset Holdings LLC and shares owned by National Amusements, Inc.

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Viacom Inc. is hereby amended as follows:

Item 2.

Item 2(a) is hereby amended and restated in its entirety as follows:

Name of Person Filing:  This Statement is being jointly filed by National Amusements, Inc. (“NAI”), NAI Entertainment Holdings LLC (“NAI EH”), NAI Asset Holdings LLC (“NAI AH”) and Sumner M. Redstone.  NAI EH and NAI AH are wholly-owned direct subsidiaries of NAI.  Mr. Redstone is the Chairman and Chief Executive Officer of NAI, NAI EH and NAI AH.

Item 2(b) is hereby amended and restated in its entirety as follows:

Address of Principal Business Office:  The principal business address of NAI, NAI EH, NAI AH and Sumner M. Redstone is 846 University Avenue, Norwood, MA 02062.

Item 2(c) is hereby amended and restated in its entirety as follows:

Citizenship:  The state of incorporation of NAI is Maryland; the state of organization of NAI EH and NAI AH is Delaware; and Mr. Redstone is a citizen of the United States.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount Beneficially Owned:  NAI EH beneficially owns 14,329,561 shares of Class A Common Stock; NAI AH beneficially owns 3,715,815 shares of Class A Common Stock; NAI beneficially owns 39,442,332 shares of Class A Common Stock (including the shares owned by NAI EH and the shares owned by NAI AH); Sumner M. Redstone beneficially owns 39,442,372 shares of Class A Common Stock (including the shares owned by NAI, the shares owned by NAI EH and the shares owned by NAI AH).

(b)  Percent of Class:  29.0% with respect to NAI EH; 7.5% with respect to NAI AH; and 79.8% with respect to NAI and Sumner M. Redstone.

(c)  Number of shares as to which the person has:

(i)  sole power to vote or to direct the vote:  14,329,561 shares of Class A Common Stock with respect to NAI EH; 3,715,815 shares of Class A Common Stock with respect to NAI AH; 39,442,332 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH and the shares owned by NAI AH); 39,442,372 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI, the shares owned by NAI EH and the shares owned by NAI AH);

(ii)  shared power to vote or to direct the vote:  None;

(iii)  sole power to dispose or to direct the disposition:  14,329,561 shares of Class A Common Stock with respect to NAI EH; 3,715,815 shares of Class A Common Stock with respect to NAI AH; 39,442,332 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH and the shares owned by NAI AH); 39,442,372 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI, the shares owned by NAI EH and the shares owned by NAI AH);

(iv)  shared power to dispose or direct the disposition:  None.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2016

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

NAI ENTERTAINMENT HOLDINGS LLC

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President

NAI ASSET HOLDINGS LLC

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President

NATIONAL AMUSEMENTS, INC.

/s/ Tad Jankowski
Name:	Tad Jankowski
Title:	Vice President